Exhibit 99.1

PRESS RELEASE

Cascades Inc. 404 Marie-Victorin Blvd., P.O. Box 30 Kingsey Falls, Quebec J0A 1B0 Canada www.cascades.com	Telephone: 819-363-5100 Fax: 819-363-5155

Cascades announces early tender results of cash tender offers for its 5.500% Senior Notes due 2022 and 5.750% Senior Notes due 2023

Kingsey Falls, QC, December 12, 2017 — Cascades Inc. (TSX: CAS) (the “Company”) announces the early tender results of the previously announced cash tender offers (together, the “Tender Offers”) to purchase up to US$200 million aggregate principal amount (the “Aggregate Maximum Tender Amount”) of its 5.500% Senior Notes due 2022 (the “2022 Notes”) and 5.750% Senior Notes due 2023 (the “2023 Notes”, and, together with the 2022 Notes, the “Notes”).

The aggregate principal amount of 2022 Notes and 2023 Notes that were validly tendered and not validly withdrawn as of 5:00 p.m., New York City time, on December 11, 2017 (the “Early Tender Date”) and the aggregate principal amount of each series of Notes that have been accepted for purchase by the Company on December 12, 2017 are specified in the table below.

Title of Notes	CUSIP/ISIN Numbers	Aggregate Principal Amount Outstanding	Acceptance Priority Level	Acceptance Sublimit	Principal Amount Tendered	Principal Amount Accepted on the Early Tender Date
5.500% Senior Notes due 2022	146900 AM7 / US146900AM71 / USC2174EAG73	$550,000,000	1	$150,000,000	$198,289,000	$150,000,000
5.750% Senior Notes due 2023	146900 AQ8 / US146900AQ85 / USC2174EAH56	$250,000,000	2	None	$102,052,000	$50,000,000

Mario Plourde, President and CEO of the Company commented, “The tender offers are another concrete step towards our goal of reinforcing our financial profile. In addition to being immediately accretive through an annual reduction in our interest expense over the life of the retired debt, we have also reduced our exposure to fluctuations in the exchange rate between US and Canadian currencies by decreasing the portion of our long-term debt that is denominated in US dollars. Moreover, we are able to complete this transaction while maintaining sufficient liquidity to meet our projected capital requirements going forward.”

Because the aggregate principal amount of the 2022 Notes validly tendered and not validly withdrawn prior to the Early Tender Date exceeded the 2022 Notes Sublimit set forth above and because the total aggregate principal amount of Notes accepted equals the Aggregate Maximum Tender Amount, no additional 2022 Notes or 2023 Notes tendered after the Early Tender Date and at or prior to 9:00 A.M., New York City time, on December 27, 2017 (the “Expiration Date”) will be accepted for purchase and 2022 Notes and 2023 Notes not accepted will be returned promptly.

Full details of the terms and conditions of the Tender Offers are described in the Offer to Purchase, dated as of November 28, 2017 (the “Offer to Purchase”) and related Letter of Transmittal, which have been sent by the Company to holders of the Notes. Holders of the Notes are encouraged to read these documents, as they contain important information regarding the Tender Offers.

RECOVERY + PAPER + PACKAGING	cascades.com

The Company has retained Wells Fargo Securities, LLC to act as the dealer manager for the Tender Offers and D.F. King & Co., Inc. as the Tender Agent and Information Agent for the Tender Offers. Questions regarding the Tender Offers may be directed to Wells Fargo Securities, LLC at (866) 309-6316 (toll-free) or (704) 410-4760 (collect) or D.F. King & Co., Inc. at (877) 536-1561 (toll free) or (212) 269-5550 (banks and brokers) or via email at cascades@dfking.com. Requests for additional copies of the Offer to Purchase or the Letter of Transmittal should be directed to the Information Agent at one of the phone numbers above.

None of the Company, its subsidiaries, its Board of Directors, its employees, the dealer manager, the tender agent and information agent or the trustee with respect to the Notes is making any recommendation as to whether holders should tender any Notes in response to the Tender Offers. Holders must make their own decisions as to whether to participate in the Tender Offers, and, if so, the principal amount of Notes to tender.

This press release is neither an offer to purchase nor a solicitation of an offer to sell any Notes in the Tender Offer. The Tender Offers are not being made to, nor will Notes be accepted for purchase from or on behalf of, holders of Notes in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities or other laws of such jurisdiction. In any jurisdiction in which the Tender Offers are required to be made by a licensed broker or dealer, the Tender Offers will be deemed to be made on behalf of the Company by one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.

Certain statements in this release, including statements regarding future results and performance, are forward-looking statements based on current expectations. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, decreases in demand for the Company’s products, increases in raw material costs, fluctuations in selling prices and adverse changes in general market and industry conditions and other factors listed in the Company’s Securities and Exchange Commission and Canadian Securities Commissions filings.

SOURCE Cascades Inc.

Founded in 1964, Cascades produces, converts and markets packaging and tissue products composed mainly of recycled fibres. The Company employs 11,000 women and men, who work in close to 90 production units in North America and Europe. With its management philosophy, half a century of experience in recycling, and continuous efforts in research and development as driving forces, Cascades continues to deliver the innovative products that customers have come to rely on. Cascades’ shares trade on the Toronto Stock Exchange under the ticker symbol CAS.

Media Hugo D’Amours Vice-President, Communications and Public Affairs Cascades Inc. 819-363-5164 hugo_damours@cascades.com	Information Jennifer Aitken, MBA Director, Investor Relations Cascades Inc. 514-282-2697 jennifer_aitken@cascades.com

Website: www.cascades.com

Green by Nature blog: blog.cascades.com

Facebook: facebook.com/Cascades

Twitter: twitter.com/@CascadesDD | twitter.com/@CascadesSD | twitter.com/@CascadesInvest

YouTube: youtube.com/Cascades

RECOVERY + PAPER + PACKAGING	cascades.com